Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 28, 2008, except for Notes 2 and 9 as to which the date is June 26, 2008, with respect to the consolidated financial statements and schedule of HLTH Corporation, and our report dated February 28, 2008 with respect to the effectiveness of internal control over financial reporting of HLTH Corporation, in Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-153194) and related Prospectus of WebMD Health Corp. for the registration of shares of its common stock.
/s/ Ernst & Young LLP
MetroPark, New Jersey
October 13, 2008